EXHIBIT 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

dated January 22, 2006

regarding

SwissQual Holding AG

Table of Content

1.	Definitions
2.	Sale and Purchase of Shares, Consideration
3.	Conduct from Signing to Closing and Closing
4.	Representations and Warranties of Seller
5.	Remedies
6.	Indemnities
7.	Further Undertakings after Closing Date
8.	Management and Structure of the Company
9.	Obligations of the Purchaser
10.	Taxes
11.	Miscellaneous
12.	Governing Law and Jurisdiction

List of Schedules

STOCK PURCHASE AGREEMENT

between

1.	Andreas Danuser, Sandstrasse 57A, CH-5412 Gebenstorf
2.	Thomas von Arx, Vrenihus Hasli 4, CH-6262 Langnau
3.	Tomas Ahnebrink, Rte des Pins 22, CH-2035 Corcelles
4.	Hanspeter Bobst, Allmendstrasse 32, CH-4702 Oensingen
5.	Pero Juric, Heimlisbergstrasse 9, CH-4513 Langendorf
6.	Carl-Fredrik Lehland, Odderhei Platå 5, N-4639 Kristiansand S
7.	Gerhard Heinzel, Effingerstrasse 103, CH-3008 Bern
8.	Ana Esteves, 9, Rue de Château, CH-2022 Bevaix
9.	Kurt Rohner, Industriestrasse 3, CH-6345 Neuheim
10.	Dieter Blattner, Forststrasse 5, CH-4500 Solothurn
11.	Arpad Hellenbart, Bühlstrasse 42, CH-3012 Bern
12.	Roman Kaderli, Hinterholzring 25, CH-4443 Wittinsburg
13.	Eugen Rodel, Ritterquai 23, CH-4500 Solothurn
14.	Hansueli Schaffer, Bahnhofstrasse, CH-6207 Nottwil
15.	Tino Scholz, Zilackerstrasse 5, CH-4513 Langendorf
16.	Christer Stalder, 9, Rue de Château, CH-2022 Bevaix
17.	Bendicht Thomet, Riedbachstrasse 350, CH-3020 Bern
18.	Comarco Wireless Technologies, Inc., 2 Cromwell, Irvine, CA 92618-1816/USA

1 and 6. to 17. represented with collective signature by two of 2. to 5. based on the powers of attorney attached hereto as Schedule 0.1

“Sellers”

and

Spirent Holdings Limited, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL, Great Britain

“Purchaser”

and

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL, Great Britain

“Spirent plc”

WHEREAS, SwissQual Holding AG, Metallstrasse 9b, CH-6300 Zug (hereinafter referred to as the “Company”) has issued a share capital of CHF 1’183’263 divided into 1’183’263 shares with a nominal value of CHF 1 each;

WHEREAS, Sellers together own the Shares of the Company with each Seller owning such number of Shares as set forth in Schedule A;

WHEREAS, Purchaser intends to purchase all the Shares of the Company.

NOW, THEREFORE, the Parties have come to the following agreement:

ARTICLE 1

Definitions

As used in this Agreement, the following terms have the following meaning unless the context requires otherwise:

“2006 Budget” shall have the meaning set forth in art. 8.1 of this Agreement.

“Accounting Expert” shall mean the firm of accountants appointed pursuant to art. 2.2.2 of this Agreement.

“Accounting and Consolidation Principles” shall mean the accounting and consolidation principles the application and limits of which are further described in art. 4.5 second subparagraph as attached hereto in Schedule 1.1.

“Agreement” shall mean this agreement as amended from time to time pursuant to art. 11.5 of this Agreement together with its Schedules.

“Amount Approved” shall have the meaning set forth in art. 2.2.2b of this Agreement.

“Amount Claimed” shall have the meaning set forth in art. 2.2.2b of this Agreement.

“Available Escrow Amount” shall have the meaning set forth in art. 2.2.2b of this Agreements.

“Business” shall mean the business the Companies are carrying out prior to the Closing Date except for anything out of the ordinary course of business.

“Business Day” shall mean a day (other than a Saturday or a Sunday) on which banks are open for general business in Zurich, Switzerland.

“CHF” shall mean Swiss Francs, being the lawful currency of Switzerland.

“Claim Notice” shall have the meaning defined in the Escrow Agreement.

“Closing” shall mean the consummation of the transactions in accordance with art. 3 of this Agreement.

“Closing Date” shall mean the date defined in art. 3.1 of this Agreement.

“CO” shall mean the Swiss Code of Obligations.

“Companies” shall mean the Company and the Subsidiaries.

“Company” shall mean SwissQual Holding AG, Metallstrasse 9b, CH-6300 Zug.

“Company Discount Policy” shall have the meaning defined in art. 8.3 of this Agreement.

“Computation” shall have the meaning defined in art. 2.2.2 of this Agreement.

“Consolidated 2004 Financial Statements” shall have the meaning set forth in art. 4.5 of this Agreement.

“Consolidated 2005 Financial Statements” shall have the meaning set forth in art. 4.5 of this Agreement.

“Corrective Actions” shall have the meaning as defined in art. 8.4 of this Agreement.

“Custodian” shall have the meaning defined in the Escrow Agreement.

“Dividend” shall mean the dividend declared by the Company’s shareholders meeting on January 22, 2006 in the amount of CHF 3’000’000 and agreed to be paid on January 23, 2006.

“Disputed Matter” shall have the meaning defined in art. 2.2.2 a of this Agreement.

“Environmental Laws” shall have the meaning set forth in art. 4.18 of the Agreement.

“Escrow Account Closing” shall have the meaning set forth in the Escrow Agreement.

“Escrow Account Retention” shall have the meaning set forth in the Escrow Agreement.

“Escrow Agent” shall mean Credit Suisse Solution Partners AG.

“Escrow Agreement” shall mean the escrow agreement signed at the date of this Agreement and attached as Schedule 1.2.

“Financial Statements” shall have the meaning set forth in art. 4.5 of this Agreement.

“Fixed Purchase Price” shall be the amount defined in art. 2.2.1 of this Agreement.

“Founders” shall mean Thomas von Arx, Andreas Danuser, Tomas Ahnebrink, Hanspeter Bobst and Pero Juric.

“Intellectual Property Rights” shall mean know-how, patents, trademarks, trade names, copyrights (including, but not limited to the rights on software) and any other intellectual property rights.

“IFRS” means the International Financial Reporting Standards as applicable at the relevant date.

“Notice of Disagreement” shall have the meaning defined in art. 2.2.2 of this Agreement.

“Option Holders” shall mean any individual or legal entity which has or claims to have any option on Shares, other shares issued or to be issued in any of the Companies.

“Party” or “Parties” shall mean one or all parties to this Agreement.

“PPAWP” shall have the meaning defined in art. 8.4 of this Agreement.

“Purchase Price” shall mean the purchase price defined in art. 2.2 of this Agreement.

“Quarterly Financial Results” shall have the meaning defined in art. 8.4 of this Agreement.

“Quarterly Hurdles” shall have the meaning defined in art. 8.1 of this Agreement.

“Resolution Period” shall have the meaning defined in art. 2.2.2 of this Agreement.

“Sellers’ Agent” shall mean and the Sellers herewith appoint Thomas von Arx unless the Sellers have in writing notified the Purchaser of his replacement by one of the other Founders indicating the name of the new seller’s agent.

“Sellers’ Best Knowledge” shall mean the actual knowledge of the Founders (or any one of the Founders) and Kurt Rohner.

“Shares” shall mean all and any of the 1’183’263 shares of the Company with a nominal value of CHF 1 each.

“Signing” shall mean the Date on which this Agreement has been fully signed.

“Spirent Group” shall mean the Purchaser and any affiliate of the Purchaser, including but not limited to Spirent plc.

“Subsidiaries” shall mean the companies set forth in Schedule 1.3.

“Taxes” shall mean all tax liabilities in any jurisdiction whether actual or deferred in respect of income taxes, sales taxes, VAT, any turnover or cost related taxes, withholding taxes, stamp duties and any other transfer duties, payroll taxes, social security contributions (Sozialabgaben) and taxes as well as property taxes and all other levies, customs, taxes and public duties of any kind including any interest and penalties in relation to such taxes.

In this Agreement, unless the context otherwise requires:

(i)	references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(ii)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(iii)	references to one gender include all genders;

(iv)	words importing the singular shall include the plural and vice versa.

ARTICLE 2

Sale and Purchase of Shares,

Consideration

2.1	Sale and Purchase of Shares. Subject to the terms and conditions set out herein, Sellers hereby agree to sell to Purchaser and Purchaser agrees to buy from Sellers the Shares, representing all of the outstanding shares of the Company.

2.2	Purchase Price. The purchase price consists of the Fixed Purchase Price and any earnout payable to the Escrow Agent on behalf of the Sellers in accordance with art. 2.2.2 of this Agreement (the “Purchase Price”). The total Purchase Price is split among the Sellers according to the percentages of Shares owned as set forth in Schedule A and will be administered by the Escrow Agent.

2.2.1	Fixed Purchase Price

The Fixed Purchase Price for all the Shares purchased in accordance with art. 2.1 of this Agreement amounts to CHF 62’487’863 (in words: Swiss Francs sixty-two million four hundred eighty-seven thousand eight hundred sixty-three).

2.2.2	Earnout

a.	Earnout amounts

In addition to the Fixed Purchase Price set forth above, the Purchaser shall pay the following earnout amounts:

(i)	Up to CHF 5’000’000 (Swiss Francs five million) shall be paid in accordance with Schedule 2.2.2 (i) regarding project CAMPING.

(ii)	Up to CHF 5’000’000 (Swiss Francs five million) shall be paid in accordance with Schedule 2.2.2 (ii) regarding project DARAS.

(iii)	A payment of CHF 7’500’000 (Swiss Francs seven million five hundred thousand shall be made if total revenues of the Seven.Five and Qualipoc product lines as further defined in Schedule 2.2.2 (iii) realized in the year 2006 amount to at least CHF 32’400’000. If such revenues are below CHF 32’400’000 but not less than CHF 27’540’000, the earnout to be paid under this specific subparagraph shall be computed as follows:

Earnout = CHF 7’500’000 x (actual revenues – CHF 27’540’000)

CHF 4’860’000

If the total revenues of the Seven.Five and Qualipoc product lines realized in the year 2006 amount to less than CHF 27’540’000 no earnout shall be paid under this specific subparagraph iii.

(iv)	A payment of up to CHF 6’000’000 (Swiss Francs six million) shall paid in accordance with Schedule 2.2.2 (iv) regarding project ELEKTRA.

(v)	A payment of CHF 4’500’000 (Swiss Francs four million five hundred thousand) shall be made if total revenues of the Company realized in the year 2006 amount to at least CHF 45’000’000. If revenues are below CHF 45’000’000 but not less than CHF 38’900’000, the earnout to be paid under this specific subparagraph shall be computed as follows.

Earnout = CHF 4’500’000 x (actual revenues – CHF 38’900’000)

CHF 6’100’000

If total revenues of the Company realized in the year 2006 do not reach CHF 38’900’000 no earnout shall be paid under this specific subparagraph v.

The earnout amounts described in subparagraph (iii) and (v) and the revenue related part of subparagraph (iv) above will be calculated on the basis of the audited consolidated profit and loss statement of the Company for the year 2006. The calculation of the revenues relevant for these earnout amounts shall be prepared by the Company pursuant to IFRS and, in particular, the revenue recognition rules applicable under IFRS as consistently applied in accordance with the past practice of the Company and shall be certified by the Company’s auditors for the financial year 2006, the cost of such work to be borne by the Company. On or before March 15, 2007, the Purchaser shall furnish the computation of the relevant revenues (the “Computation”) together with the consolidated profit and loss statement and the auditors’ report to the Sellers. In order to analyze such computation, the Founders and a firm of accountants appointed by them shall have access to the Companies’ books, records and personnel to the extent required to analyze the basis for the computation of the earnout.

The Computation shall become final and binding upon the Parties unless the Sellers’ Agent gives written notice (“Notice of Disagreement”) to the Purchaser within 30 calendar days following receipt of the Computation. The Notice of Disagreement shall relate solely to the Computation and shall specify in reasonable detail the nature of any disagreement so asserted.

During the period of 30 calendar days (the “Resolution Period”) following the receipt by the Purchaser of the Notice of Disagreement, a representative of Spirent Group and Sellers’ Agent will attempt to resolve any differences which they may have with respect to any matters specified in the Notice of Disagreement. If at the end of the Resolution Period the Parties have failed to reach written agreement with respect to any of such matters, then such matters as specified in the Notice of Disagreement as to which such written agreement has not been reached (the “Disputed Matters”) shall be submitted to and reviewed by the Accounting Expert which shall be an accounting firm with an international reputation having an office in Switzerland and having no other material relationship with either Party.

If within 30 calendar days following the expiration of the Resolution Period, the Parties have failed to agree in writing on the selection of the Accounting Expert or any Accounting Expert selected by them has not agreed to perform the services called for hereunder, the Accounting

Expert shall thereupon be selected by the president of the Commercial Court of Zurich (Handelsgericht) with it being a requirement that the president of the Commercial Court shall select an Accounting Expert which shall be an accounting firm with an international reputation having no other material relationship with either Party.

The Accounting Expert shall review the Computation and its decision with respect to Disputed Matters shall be final and binding upon the Parties (Schiedsgutachten). For such purpose, the Purchaser shall cause the Company to fully cooperate with the Accounting Expert and, in particular, to grant the Accounting Expert access to employees, documents and books of the Company. With the exception of the Disputed Matters, the Accounting Expert’s computation shall, however, be based on the Company’s computation (for all elements of the Company’s Computation not mentioned in the Notice of Disagreement) or on written settlements reached by the Parties (for all Disputed Matters on which the Parties before the examination by the Account Expert have agreed upon). The fees and expenses of the Accounting Expert in connection with the determination of any Disputed Matter shall be borne one half by the Sellers and one half by the Purchaser.

b.	Payment of earnout amounts

The payments defined in subparagraphs (i) through (v) above are independent of each other, i.e. each one of these payments, or part thereof, shall be made if the conditions defined for such payment are met pursuant to art. 2.2.2 and the respective Schedules, independent of whether the conditions for the other payments are met or not. The earnout payments shall be made as follows:

(i)	to the Company for payment to the Option Holders: 5.35% (details of such calculation are attached as Schedule 2.2.2.b) of the respective earnout payment, plus the social security contributions as listed in Schedule 6.1.

(ii)	to the Escrow Agent on behalf of the Sellers: the amount remaining of the respective earn-out payment (i.e. the respective earnout payment less the amount set out in art. 2.2.2b(i) above).

The earnout amounts described in subparagraphs (iii) and (v) and the revenue related part of subparagraph (iv) above shall be paid by the Purchaser within 5 Business Days after the Computation has become final and binding for the Parties, and the earnout amounts described in subparagraphs (i), (ii) and the non-revenue related part of subparagraph (iv) shall be paid by the Purchaser within 7 Business Days after the earlier of (i) Acceptance, or Final Acceptance as applicable, as defined in the respective Schedule, or, in the absence of such Acceptance or Final Acceptance respectively, after having been (ii) finally agreed upon or (iii) finally decided based on a binding court decision, as defined in the respective Schedule, all as follows:

In case prior to or at the date an earnout payment becomes due, Purchaser has

(a)	obtained a final and binding court decision or decisions against one or more of the Sellers approving a claim or claims of the Purchaser in certain amounts (together the “Amount Approved”), or

(b)	filed a claim or claims against one or more of the Sellers with the Commercial Court in certain amounts (together “Amount Claimed”),

if and to the extent the funds in the Escrow Account Retention—general less the amount of any other claim based on a Claim Notice as defined in the Escrow Agreement (the “Available Escrow Amount”) amounts to less than the Amount Approved and/or the Amount Claimed, the difference between the Amount Approved and/or the Amount Claimed and the Available Escrow Amount, shall (i) in case of an Amount Approved be set-off against the earnout payment due and retained by the Purchaser, and (ii) in case of an Amount Claimed, the earnout amount due be paid into the Escrow Account Retention. If and to the extent the Amount Approved and/or the Amount Claimed is not fully covered by the set-off and/or Available Escrow Amount, and further earnout payments become due, the same shall apply until the Amount Approved and/or the Amount Claimed are fully off-settable or covered by the Available Escrow Amount; any remaining amount shall immediately be paid to the Escrow Account Closing.

The set-off as per the above rule or the payment to the Escrow Agent as described in the preceding paragraph shall fully discharge the Purchaser of its obligations to the Sellers with respect to the respective earnout amount. The Purchaser shall not be entitled to set-off any claim Purchaser has under this Agreement (in particular under art. 5 and/or 6) against Sellers’ claims under this art. 2.2.2 other than described above for Amount Approved and Amount Claimed.

ARTICLE 3

Conduct from Signing to Closing and Closing

3.1	Closing Date of Transaction. The transaction described in this Agreement shall be consummated at the offices of Baker & McKenzie, Zollikerstrasse 225, 8008 Zurich, three Business Days (or earlier, if the Parties agree) after the signing of this Agreement (“Closing Date”).

3.2	Conduct from Signing to Closing. Sellers undertake to and will cause the Companies to conduct the Business from Signing until Closing Date in the ordinary course and consistent with past practice and not to conduct any extraordinary business transactions without the prior written approval of the Purchaser. In particular, the Sellers shall and shall cause the Companies to

(a)	Not do anything that would interfere with the consummation of the transaction contemplated by this Agreement as a whole or agree to undertake any such action;

(b)	Not do or undertake to do anything if it is not on at arm’s length terms and in the ordinary course of the Business;

(c)	Continue to carry on and maintain its Business in the same manner as heretofore carried out and maintained;

(d)	Not make or agree to make any declaration or setting aside or payment of any dividend or any other distribution of profit or any direct or indirect redemption, purchase or other acquisition of any quotas or shares of the Companies, or agree to do so, other than the payment of properly resolved dividends by the Subsidiaries to the Company and the Dividend and payment or agreement to pay the determined part of the purchase price for the repurchase of the options from the Option Holders in the amount of CHF 2’440’375;

(e)	Refrain from issuing, selling or delivering any share capital warrants, warrants, options or similar rights or other corporate securities of the Companies or agree to do so;

(f)	Not form, enter into, vary, terminate or withdraw from or agree to form, enter into, vary, terminate or withdraw from any partnership, consortium, joint venture or other incorporated association;

(g)	Not amend or terminate or enter or agree to amend, terminate or enter into any agreement to amend or terminate any material agreement (including, but not limited to consulting agreements, employment agreements and pension plans or commitments);

(h)	Not sell, transfer, lease or otherwise dispose of any assets or agree to such action other than transactions with customers in the ordinary course of Business;

(i)	Not make any investments in or payments for fixed assets in excess of the amounts in the 2006 Budget or agree to such action;

(j)	Refrain from (i) granting any kind of management fee or ex gratia payments to any of its employees, officers, directors or shareholders, and (ii) granting any increase in the compensation of directors or employees which has not been provided for in the 2006 Budget;

(k)	Refrain from granting any loans, guarantees, performance bonds or anything similar thereto or incur debts other than trade payables incurred in the ordinary course of Business;

(l)	Not to purchase or agree to purchase an interest in any entity or making any similar type of investment or agree to do so;

(m)	Not change or agree to change the articles of incorporation or any other organizational documents of the Companies.

3.3	Closing. On the Closing Date, Sellers shall deliver to Purchaser or, with respect to subpara. (d), present to the Purchaser:

(a)	1’183’263 shares of the Company with a nominal value of CHF 1 each, duly endorsed in blank;

(b)	a resolution of the Company’s board of directors consenting to the transfer of the Shares to the Purchaser;

(c)	the Company’s share ledger evidencing the Purchaser’s ownership of the Shares;

(d)	original share certificates representing 100% of the shares of all Subsidiaries duly endorsed in the name of the Company or the Subsidiary holding such shares or, where no share certificates have been issued, other proof (such as assignments) satisfactory to Purchaser, and share ledgers of all Subsidiaries evidencing the Company’s or any other Subsidiary’s ownership in all the shares of the Subsidiaries (this presentation does not change the ownership of the Company or, as the case may be, of the Subsidiaries in such shares);

(e)	resignation letters of the directors nominated in Schedule 3.3e of the Company effective as of the Closing Date;

(f)	resignation letters of the directors of the Subsidiaries nominated in Schedule 3.3f effective as of the next extraordinary shareholders’ meetings;

(g)	duly signed non-solicit undertakings as amendment to the employment agreements of Pero Juric and Hanspeter Bobst as per Schedule 3.3g;

(h)	duly signed non-solicit undertaking as amendment to the consulting agreement of Kurt Rohner together with a representation that there exists no other agreement with any of the Companies as per Schedule 3.3h;

(i)	duly signed consulting agreements including non-compete and non-solicit obligations of TvA Consulting AG and Thomas von Arx, ATECO GmbH and Tomas Ahnebrink and termination agreements of any consulting and/or indemnification agreements in the form attached hereto as Schedule 3.3i;

(j)	duly signed tax declarations in the form attached hereto as Schedule 3.3j between the persons and entities listed in art. 3.3(i) and Kurt Rohner and the respective Companies with regard to any Taxes that may become due by the Companies;

(k)	duly signed undertakings in the form attached hereto in Schedule 3.3k of Kurt Rohner and the Founders and any of their consulting firms as well as any employees of such consulting firms;

(l)	minutes of the ordinary shareholders’ meeting for the business year 2005 of the Company in which the Dividend has been resolved and confirmation by the Company that the Dividend has been paid out before or at Closing Date;

(m)	true copies of the duly signed amendments of agreements with all Option Holders (substantially in the form attached hereto as Schedule 3.3m);

(n)	resignation letters of the auditors of each of the Companies effective as of the next extraordinary shareholders’ meeting of the Companies;

(o)	delivery of document listed as item 22 in the step by step plan attached hereto as Schedule 3.3o.

against wire transfer by Purchaser to the Escrow Agent of (i) the amount of CHF 50’987’863 (Swiss Francs [fifty million nine hundred eighty-seven thousand eight hundred sixty-three) on behalf of the Escrow Account Closing (account no. CHF current account no 0685-416335-91, BC 4685, IBAN CH29 0468 5041 6335 9100 0 with the Custodian) and (ii) of CHF 10 mio (Swiss Francs ten million), CHF 0.9 mio (Swiss Francs nine hundred thousand) and CHF 0.6 mio (Swiss Francs six hundred thousand) on behalf of the Escrow Account Retentions (account nos. CHF current account no 0685-416335-91-1, BC 4685, IBAN CH02 0468 5041 6335 9100 1, CHF current account no 0685-416335-91-2, BC 4685, IBAN CH72 0468 5041 6335 9100 2 and CHF current account no 0685-416335-91-3, BC 4685, IBAN CH45 0468 5041 6335 9100 3 with the Custodian) and delivery of a separate deed of Spirent plc in accordance with art. 11.9 of this Agreement and attached hereto as Schedule 3.3p. Payment of these amounts shall fully discharge the Purchaser from its obligation to pay the Fixed Purchase Price under this Agreement.

The above actions shall be reflected in closing minutes which shall be executed by the Parties at the Closing.

3.4	Right to rescind the Agreement until Closing. The Purchaser has a right not to close the transaction contemplated herein and to rescind this Agreement

(i)	if between Signing and Closing the Purchaser discovers any matter, fact or circumstance of any character that has occurred between January 1, 2006 and the Closing Date and that was not known to the Purchaser at the Signing Date and that has or might reasonably be expected to have a material adverse effect on the assets and liabilities or the financial situation or the Business of the Companies, or

(ii)	in case of a material breach by the Sellers or the Companies of any of the following undertakings, representations or warranties from January 1, 2006 until Closing Date unless Purchaser has specifically approved such a breach when signing this Agreement:

(a)	Not to do anything that would interfere with the consummation of the transaction contemplated by this Agreement as a whole or to have agreed to undertake any such action;

(b)	Not to make or agree to make any declaration or setting aside or payment of any dividend or any other distribution of profit or any direct or indirect redemption, purchase or other acquisition of any quotas or shares of the Companies, other than the payment of properly resolved dividends by the Subsidiaries to the Company and the Dividend and the determined part of the purchase price for the repurchase of the options from the Option Holders;

(c)	Not to issue, sell or deliver any share capital warrants, warrants, options or similar rights or other corporate securities of the Companies or agree to do any of these;

(d)	Not to form, enter into, vary, terminate or withdraw from or to agree to form, enter into, vary, terminate or withdraw from any partnership, consortium, joint venture or other incorporated association;

(e)	Not to amend or terminate or enter into or agree to amend, terminate or enter into any material agreement (including, but not limited to consulting agreements, employment agreements and pension plans or commitments) other than in the ordinary course of the Business;

(f)	Not to purchase or agree to purchase an interest in any entity or making any similar type of investment;

(g)	Not to change or agree to change the articles of incorporation or any other organizational documents of the Companies.

Should the Purchaser choose not to close the transaction contemplated in this Agreement and rescind it, Purchaser will be fully indemnified for negative damages (Negatives

Interesse, without lost profits) by the Sellers except if the matter, fact or circumstance causing such material adverse change has been completely out of Sellers’ control. For the avoidance of doubt, none of the undertakings listed in subparagraph (ii) above is considered to be out of Sellers’ control.

It is agreed between the Parties that Purchaser’s decision to close or not to rescind this Agreement despite of the existence of a material adverse effect in accordance with 3.4(i) or a material breach of the undertakings as listed in art. 3.4(ii) above does not constitute a waiver of the right to claim for damages or other contractual relief because of such breach.

3.5	Right to Rescind the Agreement because of Failure to meet Closing Obligations. If the Fixed Purchase Price is not paid on the Closing Date to the Escrow Agent as provided for in art. 3.3 of this Agreement, the rules set forth in art. 103 to 106 CO shall apply without any further notice being necessary pursuant to art. 102 CO. As an alternative to the enforcement of the contract, Sellers may – if the Fixed Purchase Price has not been paid within 5 Business Days after the Closing Date – at any time after the expiry of such grace period rescind this Agreement and seek any damages. Such right may be exercised only by three of the following persons acting jointly together with effect for all Sellers: Andreas Danuser, Thomas von Arx, Tomas Ahnebrink, Hanspeter Bobst and Pero Juric.

If not all Shares and the further documents listed in art. 3.3 of this Agreement are delivered to Purchaser on the Closing Date as provided for in art. 3.3 of this Agreement, the rules set forth in art. 103 to 106 CO shall apply without any further notice being necessary pursuant to art. 102 CO. As an alternative to the enforcement of the contract, Purchaser may, if the Shares and the other documents listed in art. 3.3 of this Agreement have not been delivered to Purchaser within 5 Business Days after the Closing Date as provided for in art. 3.3 of this Agreement, at any time after the expiry of such grace period rescind this Agreement and seek damages.

Purchaser’s decision to close or not to rescind this Agreement based on the above despite of any missing documents does not constitute a waiver of such delivery obligation and shall, to the extent Purchaser suffers any damage or loss by continuing to close, be fully indemnified by Sellers for any such damage or loss.

ARTICLE 4

Representations and Warranties of Sellers

Sellers represent and warrant for the Companies as of the Closing Date as follows:

4.1	Organization and Qualification. The Companies are duly incorporated and organized and validly existing under the laws under which they have been incorporated and have full power and corporate authority to own and to operate their properties and to engage in the Business in which they are now engaged. Schedule 4.1a contains the articles of incorporation of the Companies as in force. The Companies are not in violation of any of their organizational documents or articles of incorporation and their corporate actions have all been properly undertaken in accordance with their organizational documents.

The statutory books and registers of the Companies are up to date and contain records which are complete and accurate of all matters required to be dealt with in such books. In particular, there are no pending applications for registration into the shareholders’ register of any of the Companies. The directors and officers of the Companies are listed in Schedule 4.1b.

4.2	Capital Structure. The Companies have the share capital set forth in Schedule 4.2. The shares of each Subsidiary have been validly issued and fully paid up in compliance with applicable laws. No further capital, non voting stock, convertible securities such as options or similar rights in the Companies have been or will be created or issued or agreed to be issued. Purchaser is aware that 76’500 options will be repurchased by the Company from the Option Holders as set forth in art. 3.3 prior to the Closing Date. There will be no option or convertible securities after such repurchase.

4.3	Shares. The 1’183’263 shares of the Company represent 100 per cent. of the issued and outstanding share capital of the Company. All the Shares sold pursuant to art. 2.1 of this Agreement have been validly issued and fully paid in. No dividend or constructive dividend or other distribution has been agreed or resolved and/or paid out to the Sellers other than the Dividend.

4.4	Ownership and Capacity. Sellers have all necessary authority and power and full right and capacity to enter into this Agreement, carry out their respective obligations hereunder and to complete the transaction contemplated herein. This Agreement constitutes legal, valid and binding obligations of the Sellers, enforceable against each of them in accordance with its terms.

Each Seller is the legal and beneficial owner of the Shares listed in Schedule A opposite its name and has sole physical possession of such Shares. The Shares are free and clear of all liens, encumbrances and other rights of third parties. Upon the delivery of the Shares provided for in art. 3.3 of this Agreement, Purchaser will receive legal and beneficial ownership of the Shares, free and clear of all liens, encumbrances and other rights of third parties and Sellers.

Sellers warrant, furthermore, that the Company legally and beneficially owns the shares of the Subsidiaries as set forth in Schedule 4.4, free and clear of all liens, encumbrances, options, charges, equities and claims arising from any privilege, pledge or security arrangement. Except for the Subsidiaries, none of the Companies holds shares or any other interest in any third party.

The execution and delivery of, and the performance by the Sellers of their obligations under this Agreement or the consummation of the transactions contemplated herein will not result in a breach of any provision of the constitutional documents, such as the articles of association or organizational by-laws, if any, of the Companies.

The Sellers do not require any governmental consent or consent of or notice to any third party to enter into this Agreement and to consummate the transactions contemplated herein. There are no proceedings or investigations whatsoever pending against any of the

Sellers which could compromise the consummation of the transactions contemplated herein.

4.5	Financial Statements. Schedule 4.5a contains a true and complete copy of the audited consolidated financial statements of the Company as of December 31, 2004 (the “Consolidated 2004 Financial Statements”) and Schedule 4.5b contains a true and complete copy of the audited consolidated financial statements of the Company as of December 31, 2005 (the “Consolidated 2005 Financial Statements”). The Consolidated 2004 Financial Statements and the Consolidated 2005 Financial Statements together shall be defined as the “Financial Statements”. The Financial Statements have been prepared in accordance with IFRS and the Accounting and Consolidation Principles and in accordance with such principles show a true and fair view of the consolidated financial position of the Company. Schedule 4.5c contains a true and valid copy of the audited statutory financial statement of the Company as of December 31, 2005 (the “Statutory Financial Statement”). The Statutory Financial Statement is fully in line with the applicable law.

The Accounting and Consolidation Principles (i) have been consistently applied and (ii) are and have in the past been in full compliance with IFRS.

In accordance with IFRS and the Accounting and Consolidation Principles:

–	The Financial Statements do not understate any liability. There are no liabilities of the Companies other than those specifically reserved in the balance sheet.

–	There are no contingent liabilities of the Companies that have to be disclosed in the Financial Statements other than those specifically stated in the notes and exhibits to the Financial Statements. The contingent liabilities are correctly disclosed.

–	The Financial Statements do not overstate any asset; in particular, taking into account provisions for bad debts, the Financial Statements do only show accounts receivable which are collectable and bona fide obligations to pay for goods.

–	The Financial Statements do not set-off any asset with any liability or any income with any revenue. There has been no dissolution of reserves that is not apparent from the Financial Statements.

–	The relevant auditors have issued unqualified audit reports in respect of the Financial Statements and the Companies have not withheld any information from the auditors or given wrong or misleading information to the auditors.

–	The books of account and all supporting books and records of the Companies have been properly kept and are up to date.

–	The Consolidated 2005 Financial Statements contain an accrual of CHF 150’000 for the contract entered into between SwissQual AG and Elektrobit AG dated December 19, 2005 as attached as Schedule 4.5d and such accrual represents the full amount of any commitments prior to the Closing Date to make payments under such contract.

4.6	Absence of Adverse Changes. In the period between December 31, 2005 and the Closing Date except as disclosed in Schedule 4.6:

–	no event or circumstance has occurred of any character that has or might reasonably be expected to have a material adverse effect on the assets and liabilities or the financial situation or the Business of the Companies;

–

the Companies have conducted their Business in the ordinary course and consistent with past practice and not conducted any extraordinary business transactions and have in particular (i) not taken any actions that violate art. 3.2 of this Agreement nor (ii) taken any actions that, had they taken place between Signing and Closing Date, would have violated art. 3.2 of this Agreement;

–	the Companies have not suffered any material damage, destruction or loss by fire or other casualty which is not covered by insurance.

4.7	Permits and Authorizations. The Companies have all the permits and authorizations which are necessary to own their assets and to carry on their Business. Such permits and authorizations are in full force and effect and have been and are being complied with in all material respects.

4.8	Litigation. Except as set forth in Schedule 4.8 as of the Closing Date, there are no actions, suits or proceedings with a litigious value in excess of CHF 10’000 pending or threatened against any of the Companies either in court, arbitration or before any administrative board, agency or commission and to the best of Sellers’ Best Knowledge there is no fact or circumstance which is reasonably likely to give rise to a claim.

4.9	Taxes. All tax returns required to be filed prior to Closing with respect to Taxes payable or reimbursable by or in connection with the Business or otherwise due have been timely and duly filed and accurately reflect the basis of taxation (under applicable laws) and the liability of the Companies to pay Taxes. All such tax returns (i) have been prepared in the manner required by applicable law; and (ii) are true, correct and complete. All Taxes for which the Companies are responsible have been timely paid or adequately reserved against in the Consolidated 2005 Financial Statements, to the extent required by IFRS and the Accounting and Consolidation Principles. The Companies are not liable for Taxes of any other person.

No tax authority has asserted any deficiency or claim for additional Taxes with respect to the Companies.

4.10	Agreements with Third Parties. The Companies are not in default under or in breach of any material agreements to which they are a party and no notice of termination has been given with respect to such agreements only. No agreements material for the Companies’ Business other than those listed in Schedule 4.10a are subject to change of control clauses which would allow the pertinent counterparties to terminate these agreements because of the transaction contemplated herein. Other than listed in Schedule 4.10b, none of the Companies is party to an onerous contract as defined under IFRS. All material contracts of the Companies are listed in Schedule 4.10c.

4.11	Arrangements with Related Persons. The Companies are not or have not been a party to any contract, arrangement or understanding with any current or former shareholder, employee or director of any of the Companies or any person related to any of such persons or in which any such persons is interested that (i) is outside the ordinary and usual course of business or (ii) is not on arm’s length basis. Purchaser is aware of the contracts attached in Schedule 4.11 which SwissQual AG has concluded with Comarco Wireless Technologies, Inc.’s subsidiary WTS Inc.; such agreements are exempt from this art. 4.11. There are no agreements, directly or indirectly, between (i) the Sellers or anyone of them and (ii) Comarco Wireless Technologies, Inc. (and / or its subsidiaries) other than the shareholders agreement terminated with the Closing of this Agreement, this Agreement and the Escrow Agreement.

4.12	Intellectual Property/Know-how. The Companies exclusively own or have adequate license to use and, where necessary for the continued conduct of Business, to sublicense all the Intellectual Property Rights which are necessary for the continued conduct of their Business. In particular, all the Intellectual Property Rights as set forth in Schedule 4.12a are valid and exclusively owned by the Companies without any encumbrances. All annuities, royalties, registration, renewal fees, license and maintenance fees for Intellectual Property Rights which are due have been paid and all other steps which are required for their maintenance and protection have been taken. All remunerations or other agreed payments for individual inventors (including employees) have been paid as far as due or properly reserved for, to the extent required by IFRS and the Accounting and Consolidation Principles.

Furthermore, to Sellers’ Best Knowledge (which shall include, for the purposes of this article 4.12 only, any knowledge the Founders and Kurt Rohner should have had had they made reasonable inquiry), the Intellectual Property Rights of the Companies are not infringed or violated and do not violate or infringe the rights of any third party. No third parties do have any rights to such Intellectual Property Rights of the Companies other than listed in Schedule 4.12b and other than rights of customers which have purchased products and software in the ordinary course of the business and by virtue of the purchase of such products and software may use such rights, but in object code form only.

The license agreements set forth in Schedule 4.12c list all third party Intellectual Property Rights licensed to the Companies. To Sellers’ Best Knowledge, all customers and Licensees and distributors and resellers are using their products within the scope of the licenses granted by the Companies to such customer.

The license agreements are not subject to change of control clauses which would allow the pertinent counterparties to terminate these agreements because of the transaction contemplated herein, unless listed in Schedule 4.10a.

4.13	Real Property. The Companies do not own any real property. The lease agreements set forth in Schedule 4.13 are in full force and effect and any rent due up to the Closing Date has been paid or properly reserved for, to the extent required by IFRS and the Accounting and Consolidation Principles; the Companies are not in breach with such lease agreements, have not received notice of a breach nor notice of termination.

4.14

Assets. The assets owned, leased or licensed by the Companies comprise all the assets necessary for the continued conduct of the Business as conducted by the Companies prior to the Closing Date. The fixed assets of the Companies are fully operational and usable. They are, subject to normal wear and tear, fit for the purposes intended if and to the extent they are used and necessary for the conduct of the Business. The Companies’ assets are not subject to any security interest or preemptive rights or other encumbrance of third parties other than security interests originated by operation of law in favour of landlords and contractors. Schedule 4.14 lists all assets leased, rented or licensed by the Companies, with an annual payment of more than CHF 10’000.

4.15	Employment Matters. Schedule 4.15a contains a correct and complete list of all the Companies’ employees and consultants stating their salaries and notice periods and any severance payments contractually agreed with them.

With the exceptions listed in Schedule 4.15b, on the Closing Date, no employee or consultant of the Companies has any claims for overtime work exceeding CHF 5’000 or any claim for holidays exceeding 4 weeks.

The execution of this Agreement or the completion of the transactions contemplated herein does not give any employee or consultant the right to terminate his employment agreement without notice. Up to signing, none of the employees or consultants has given, or has been given, notice of termination of his employment or to Sellers’ Best Knowledge has indicated an intention to terminate his employment, with the exception of Mr. J. Rudolf who has given notice of termination.

The Companies are in compliance with all contractual, statutory and Tax obligations relating to their employees and consultants, including wages, fees and hours, insurance coverage, benefit plans, data protection, discrimination due to age, religion, sex, race, national origin or disability, legal occupational safety and health requirements and collective bargaining.

Schedule 4.15c contains a complete list of all benefit or bonus plans. There exist no other benefit plans and the Companies have not made any promises regarding any additional benefit plans nor have they agreed to any bonuses for any period after the Closing Date except as those set forth in Schedule 4.15d. Any salary or fee increases communicated for any period after the Closing Date are in line with past practice and reflected in the 2006 Budget.

The Companies have no obligations to make any severance payment or pay any compensation for loss of office or employment or mandate (Abfindungsleistungen) to any employee or consultant or former employee or consultant of the Companies (for the avoidance of doubt, excluding salary continuation for employees during notice periods). All Taxes to be paid by the Companies for any employees or consultants and the former employees or consultants of the Companies have been paid in accordance with applicable laws and all sums not already due have been adequately reserved in the accounts of the Companies.

The employees of SwissQual AG and SwissQual License AG have signed employment contracts, substantially in the form of Schedule 4.15e. The persons listed in Schedule 4.15f have fully valid employment or consulting agreements respectively with a termination period of 6 months or more from the second year of service and a valid non-compete undertaking of one year minimum subject to the restrictions of Swiss law. Employment agreements with other Subsidiaries substantially reflect local market standards and practice.

4.16	Insurance Policies. With the exception of insurance policies covering single cars, all insurance policies of the Companies are listed in Schedule 4.16. Sellers warrant that such policies are in full force at the Closing Date and that the Companies have done nothing either by way of action or inaction which might lead to the cancellation of such policies. No claims have been notified under any insurance by one of the Companies in the 3 years prior to the Closing Date.

4.17	Compliance with Legal Requirements. The Companies have not violated applicable laws, ordinances, regulations, decrees or orders of any governmental entity to an extent that would have a materially negative influence on the Companies’ Business.

Sellers, in particular, warrant that the Companies and their plants, real estate and equipment comply in all material respects with all applicable labor and occupational health and safety laws, regulations, decrees and orders and that the competent authorities have not informed the Companies that they will issue any orders with which the Companies do not yet comply as of the Closing Date.

4.18	Environmental Matters. No hazardous substance, waste, pollutant or other substance regulated under any applicable environmental or waste disposal law, statute, regulation, ordinance or other legal requirement (“Environmental Law”) is present on, in, under or about any real property owned or previously owned or leased by the Companies. No current or pending Environmental Law imposes standards or requirements which may require the Companies to make capital expenditure in excess of CHF 10’000 to comply with such standards or requirements. “Pending” as used in the immediately preceding sentence means an Environmental Law which has been enacted and published, but has not yet taken effect. The Companies have no liability with respect to cleanup, remediation, removal or abatement of any facility to which any waste or by-product of the Companies has been sent, directly or indirectly, for treatment, storage, disposal or recycling. The Companies are in compliance with all Environmental Laws.

4.19	Product Liability. Third parties have and will have no claims including, but not limited to recall requirements, against the Companies in connection with any products delivered or services rendered by the Companies up to the Closing Date except as set forth in Schedule 4.19. To Sellers’ Best Knowledge there exist at the Closing Date no circumstances giving rise to any product liability claims.

4.20	Pensions / Social Security Payments. Sellers warrant that all accrued pension claims of the Companies’ employees or consultants or former employees or consultants as measured in accordance with Swiss regulations on pension funds (BVG and ordinance based on such act) or the applicable local pension fund rules (as far as pension funds outside Switzerland are concerned), are covered by funds of special foundations, by insurance contracts or provisions the Companies have specifically established for such purpose. The actuarial report set forth in Schedule 4.20a correctly states the provision for pensions in line with IAS 19 as per December 31, 2005 which was fully reserved for in the Consolidated 2005 Financial Statements.

The list of pension related agreements and other constituting documents attached hereto as Schedule 4.20b is correct and complete. The Companies have no other pension related agreements or other constituting documents. There exists no pension related insurance contract or similar agreement which may not be terminated upon giving 12 months notice.

The actuary has been provided with true and complete information, the assumptions taken are reasonable and the plan provisions have been applied properly. The pension funds outside Switzerland are fully funded and do not require the Company to make a provision based on IFRS other than provision actually made in the Consolidated 2005 Financial Statement.

Sellers, furthermore, warrant that the Companies have complied with all applicable social security regulations and have made all the deductions and payments required to be made under such regulations, by law or by pension fund regulations or which are contractually required to be made above and beyond applicable regulations pursuant to the agreements and documents listed in Schedule 4.20b or any other agreement or document.

4.21	Insolvency. No order has been made, petition presented, resolution passed or meeting convened for the winding up (or other process whereby the Business is terminated and the assets of the Companies are distributed amongst the creditors and/or shareholders or other contributors) of the Companies and there are no cases or proceedings under applicable insolvency, reorganization, or similar laws and no events have occurred which would justify any such case or proceedings.

No receiver (including administrative receiver), liquidator, administrator, or similar official has been appointed in respect of any of the Companies and no step has been taken for or with a view to the appointment of such a person. The Companies are not insolvent or unable to pay their debts as they fall due.

4.22	Competition. The Companies are not a party to any agreement (whether enforceable or unenforceable) or other arrangement that would violate applicable antitrust laws.

4.23	Illegal Payments. The Companies are not engaged in any activities that directly or indirectly involve any payments illegal under any applicable law, be it to customers or any other third party.

4.24	Guarantees. Other than listed in Schedule 4.24 there is no outstanding guarantee, indemnity (Schadloshaltungsverpflichtung), suretyship or letters of comfort in excess of CHF 10’000, given by the Company or any of its Subsidiaries. Warranties given to customers are exempt from this provision.

4.25	No Other Discounts. The Companies’ discount policy attached hereto as Schedule 4.25 is complete and is broadly in line with the discount policy used by the Companies in the past practice.

4.26	No Further Warranties. Except as expressly provided in this Agreement, Sellers make no further representation or warranty with respect to the Shares or the Companies.

ARTICLE 5

Remedies

5.1	Waivers of Law Provisions. Except as otherwise expressly provided in this Agreement, any other contractual or extra-contractual action or relief, in particular rescission of this Agreement (Wandelung) pursuant to art. 205 of the Swiss Code of Obligations (“CO”) and material error (Wesentlicher Irrtum) pursuant to art. 23 to 27 of the CO is hereby expressly excluded. Further, the provisions of art. 200, 201 and 210 CO are hereby waived and replaced by the following articles.

5.2	Term of Representations and Warranties. Save as provided below, the representations and warranties set forth in art. 4 of this Agreement shall continue in effect until 18 months after the Closing Date. The representations and warranties set forth in art. 4.1, 4.2, 4.3 and 4.4 shall continue in effect for an unlimited duration and the representation and warranties set forth in art. 4.12 shall continue in effect until 3 years after the Closing Date. The representations and warranties set forth in art. 4.9 (Taxes) and 4.18 (Environment) of this Agreement shall, however, continue in effect until three months after the statute of limitation on the claims concerned has expired.

5.3

Notification and Litigation. Purchaser has to notify Sellers’ Agent within 30 Business Days after Purchaser has detected a breach of warranties and learned sufficient detail about such breach, describing in reasonable details such breach to the extent possible, and any damage suffered by it or the Companies as a consequence of such breach in so far as it is possible to quantify (a breach has not been detected if one or several Sellers as managers of the Companies know of such breach but have not specifically and in writing notified the Purchaser). If Purchaser has notified Sellers’ Agent of a breach of representations and warranties, Purchaser has to commence litigation in accordance with art. 12.2 of this Agreement within 6 months after such notification has been made, unless (i) the claim raised by Purchaser is either settled before the expiry of such deadline or the Parties agree on an extension of such deadline or, (ii) in case of a third party claim, negotiations or proceedings conducted by the Sellers’ Agent based on art. 5.7 are ongoing. If Purchaser fails to meet such deadline, the claim concerned shall be forgone and unenforceable (the burden of proof for the expiry of any deadlines and specifically for having a breach being detected under this provision rests with the Sellers).

5.4	Damages. In case of a breach of a warranty or representation by Sellers, Sellers shall within the limitations set forth in art. 5.6 of this Agreement either remedy such breach within 60 days after having been notified of the breach or pay to Purchaser the amount which is necessary to establish the state of the Companies described in such warranty or representation. Any rescission of the Agreement for breach of warranty is excluded except for a breach of the warranties or representations set forth in art. 4.1, 4.2, 4.3 and 4.4 of this Agreement and in case of fraud (absichtliche Täuschung).

5.5	Escrow Account. Purchaser shall transfer on the Closing Date in accordance with art. 3.3 of this Agreement and based on the Escrow Agreement the amounts of CHF 10’000’000, CHF 900’000 and CHF 600’000 to the Escrow Agent as part of the Fixed Purchase Price in order to allow the Purchaser to get full or, if not fully covered by the Escrow Amount, partial remedy for

(i)	as far as the amount of CHF 10’000’000 is concerned, any breach of a term of this Agreement, including but not limited to art. 4, 6 and 7 of this Agreement,

(ii)	as far as the amount of CHF 900’000 is concerned, any breach of art. 4.9 and/or art. 6 to the extent it relates to Taxes, but only as far as the issue described in Schedule 5.5a is concerned and not of any other term of this Agreement, it being understood that such net amount shall be released from escrow (and Purchaser shall instruct the Escrow Agent accordingly) as soon as and to the extent Sellers have provided Purchaser with a confirmation of the respective tax authorities that the issue described in Schedule 5.5a has been finally resolved (for avoidance of doubt, should the issue as finally resolved lead to any payments to be made by the Companies, such amounts are being deducted from such release and the respective amounts are transferred either to the Companies or to the Purchaser);

(iii)	as far as the amount of CHF 600’000 is concerned, any breach of art. 4.9 and/or art. 6 to the extent it relates to Taxes, but only as far as the issue described in

Schedule 5.5b is concerned, and not of any other term of this Agreement it being understood that such net amount shall be released from escrow (and Purchaser shall instruct the Escrow Agent accordingly) as soon as and to the extent Sellers have provided Purchaser with a confirmation of the respective tax authorities that the issue described in Schedule 5.5b has been finally resolved (for avoidance of doubt, should the issue as finally resolved lead to any payments to be made by the Companies, such amounts are being deducted from such release and the respective amounts are transferred either to the Companies or to the Purchaser);

in line with the terms and conditions of the Escrow Agreement. The fact that an Escrow Account exists does not exclude or limit the personal liability of the Sellers under this Agreement up to the maximum amount defined in art. 5.6.2 of this Agreement.

For the avoidance of doubt, should one of the specific escrow amounts mentioned in subparagraphs (ii) and (iii) above not be sufficient to cover claims arising in connection with the respective issue, the Purchaser may satisfy his exceeding claim out of the general escrow mentioned in subparagraph (i) above.

5.6	Limitations

5.6.1	De Minimis. Sellers shall have no obligation to pay any amounts under art. 5 of this Agreement unless Purchasers’ aggregate claims under art. 5 of this Agreement exceed CHF 100’000 (such amount to be deducted from Purchaser’s total warranty claim under this art. 5). This limitation shall, however, not apply to the representations and warranties set forth in art. 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.9 of this Agreement and in case of fraud (absichtliche Täuschung) or deliberate withholding of information.

5.6.2	Maximum Amount. Any payments of the Sellers for breaches of representations and warranties and for the indemnities set forth in art. 6 of this Agreement shall be limited to 100% of the Purchase Price in total, i.e. the Fixed Purchase Price plus any earnout related amount payable by the Purchaser or the Companies in accordance with this Agreement.

5.6.3	Exclusion of Liability. Sellers shall not be liable in respect of a claim by Purchaser for breach of representations and warranties:

(i)	If and to the extent that any provision, reserve or expense for the matter giving rise to the claim was specifically provided for in the Consolidated 2005 Financial Statement.

(ii)	If and to the extent that the matter giving rise to a claim was specifically disclosed against one or more specific representations or warranties in one of the Schedules attached to this Agreement.

(ii)	If and to the extent that Purchaser or the Companies are entitled to claim compensation of any loss or damages suffered by them under the terms of any insurance policy or from any other third party; such defense may, however, be raised only if the Purchaser or the Companies are actually compensated by the insurance company or the third party concerned within 60 days after the claim has been notified to such insurance company or third party. After the expiry of such 60 days deadline Sellers may not raise such defense if the claim against the insurance company or the third party is assigned to Sellers.

(iii)	If and to the extent that any damage or loss was caused by any act or omission of Purchaser after the Closing Date or by the fact that Purchaser has failed to take the reasonable steps to mitigate the damage caused by a breach of a representation or warranty after the Closing Date. For the avoidance of doubt, neither the Purchaser nor the Companies shall be required to make any payment or incur any cost to mitigate such a breach but shall give Sellers, the opportunity to make such payment or incur such costs where possible.

5.7	Procedure with Third Parties and Authorities. If a breach of warranty exists because any authorities or third parties raise claims against the Companies or if the Companies in connection with such a breach have to enforce any rights or claims against authorities or third parties, such negotiations and proceedings shall be carried on taking into account the instructions of Sellers’ Agent who may also take over such negotiations and proceedings and conduct them himself for the account of the Companies provided, however, that Sellers’ Agent may not settle any such claims in any way that will lead to any adverse consequences or restrictions on the Purchaser or on the Companies and Sellers’ Agent shall give Purchaser at least 30 days notice of any settlement in order that Purchaser may notify Sellers’ Agent of any such consequences or restrictions. Further, any settlement that exceeds the current funds in the Escrow Account Retention requires prior written consent of the Purchaser. The Purchaser can take back the conduct of any claim if it is not defended in an expeditious and reasonable manner. The Companies in any event may not settle any such claims without Sellers’ Agent’s consent, such consent not to be unreasonably withheld or delayed.

If settled or resolved following conduct by the Sellers, the Sellers are automatically deemed to fully agree to such amount having to be paid from the Sellers to the Purchaser under the obligations set forth in this Agreement and will not object to any such claim; Sellers undertake to sign instructions jointly with the Purchaser to the Escrow Agent to pay out to the Purchaser the respective amount plus interest accrued thereon immediately following such settlement or court decision becoming final from the Escrow Account.

ARTICLE 6

Indemnities

Sellers shall indemnify and hold harmless the Purchaser and the Company for:

i	any claims by Ascom for patent and/or copyright infringement, unfair competition and/or breach of employees’ contractual obligation as far as such claims are based on any actions undertaken before the Closing Date or the continuance of any such action after the Closing Date or any damage to the Purchaser or the Companies should the information disclosed by the Sellers prior to signing of this Agreement with regard to the Ascom situation be found incorrect or materially incomplete or information was deliberately withheld;

ii	any claims, brought by the Sellers or any one of them against the Companies or Spirent Group based on actions of the Founders or the Companies before the Closing Date or actions in the time period between Closing Date and December 31, 2006, or any continuance by the Companies of such actions thereafter; for the avoidance of doubt, such indemnity will not include (i) claims arising from the Sellers’ employment or consultancy agreements with the Companies or (ii) payment for the delivery of goods and services to the Companies by Sellers and, in the case of Comarco Wireless Technologies, Inc, payment for delivery of goods and services and revenue sharing for products sold under the contractual arrangements with the Companies as set forth in Schedule 4.11 (including, but not limited to revenue sharing agreements), in each case in the ordinary course of Business. The Sellers herewith waive any right or claim against the Companies relating to the period prior to Closing Date, with the exception for claims for (i) salaries under employment agreements and (ii) fees under consultancy agreements and (iii) payments for the delivery of goods and services to the Companies and, in the case of Comarco Wireless Technologies, Inc, payments under all contractual relationships (including but not limited to revenue sharing agreements) with the Companies, in each case in the ordinary course of Business;

iii	any Taxes to be paid by the Companies due to any assessments for tax periods which have ended before the Closing Date unless provided for in the 2005 Consolidated Financial Statements;

iv	any Taxes to be paid on constructive dividends paid by the Companies to Sellers or to third parties before the Closing Date;

v	any Taxes to be paid because the Companies before the Closing Date have violated agreements they have concluded with tax authorities;

vi	any claim by any existing or previous Option Holder under any stock option plans of the Company against the Company or the Purchaser to the exclusion of claims for earnout related payments and social security contributions on such payments (as set forth in art. 2.2.2b) under the repurchase agreements concluded between the Option Holders and the Company set forth in art. 3.3;

vii	any Taxes paid or to be paid, whether pre or post Closing Date, by the Companies or the Purchaser or any additional pension contributions required to be paid because of the repurchase of options by the Companies in excess of CHF 258’238;

viii	any Taxes to be paid by the Companies because of the distribution of the Dividend (with the exception of withholding taxes that have been deducted from the dividend payment) or any other claims arising out of or in connection with the Dividend or any other kind of dividend on or before the Closing Date;

ix	any claims by a third party against the Companies for payments of the type described in art. 11.2.

Purchaser’s claims for these indemnities are not covered by the rules set forth in art. 5.2, 5.3, 5.4 and 5.6 of this Agreement. It is agreed between the Parties that art. 5.1 (Waiver of Law Provisions), art. 5.5 (Escrow Account) and art. 5.7 (Third Parties) do apply to these indemnities.

Further, the maximum amount defined in art. 5.6.2 of this Agreement applies to the total of (i) any claims for breaches of representations and warranties set forth in art. 4 of this Agreement and of (ii) claims under the indemnities defined in this art. 6. For the avoidance of doubt, no disclosure made against the representations and warranties or otherwise shall be construed to be a possibility to disclose or as a disclosure against the indemnities in this art. 6.

Claims under subparagraphs (i), (ii), (vi) and (ix) may be raised only within 3 years after the Closing Date; claims under all other subparagraphs may be raised until 3 months after the statute of limitation of the claims concerned (taking into account the effect of any interrupting actions) has expired. If by such date the Purchaser has not commenced litigation in accordance with art. 12.2 of this Agreement, the claims concerned shall be forgone and become unenforceable.

ARTICLE 7

Obligations of the Sellers

7.1	Non-solicitation. Thomas von Arx, Tomas Ahnebrink, Hanspeter Bobst and Pero Juric undertake that they shall not themselves directly or indirectly solicit or induce the employees or customers of the Companies, the Purchaser or Spirent Group, or assist or encourage any third party to solicit or induce them, to leave employment with the Companies, the Purchaser or Spirent Group (with respect to employees) or to reduce the volume of business with the Companies, the Purchaser or Spirent Group (for customers) during a period of three years after the Closing Date. Andreas Danuser and Comarco Wireless Technologies, Inc. undertake that they shall not themselves directly or indirectly solicit or induce the employees of the Companies or assist or encourage any third party to solicit or induce them, to leave employment with the Companies during a period of three years after the Closing Date. The Purchaser and Spirent Group (the term “Spirent Group” shall, for this sentence only, include the Companies) undertake that they shall not themselves directly or indirectly solicit or induce the employees of Comarco Wireless Technologies, Inc. or assist or encourage any third party to solicit or induce them, to leave employment with Comarco Wireless Technologies, Inc. during a period of three years after the Closing Date.

7.2	Non-compete. Thomas von Arx, Tomas Ahnebrink, Hanspeter Bobst and Pero Juric will not compete with the Spirent Group and the Companies in the Business during a period of three years after the Closing Date, i.e. undertake not to directly or indirectly engage in activities as carried on or undertaken by the Companies as at Closing unless lawfully allowed to in writing by the Purchaser. During that period, no Seller shall directly or indirectly invest in, co-operate with, advise or accept any interest of more than 5% in any company, business or business association competing directly or indirectly with the Companies; this non-compete undertaking shall, however, not apply to Comarco Wireless Technologies, Inc.

7.3	Liquidated Damages (Konventionalstrafe). In case of a breach of the non-solicit or non-compete obligations above, the breaching Party is obliged to pay liquidated damages of CHF 250’000 for each case of violation. Additionally, the Purchaser and/or the Companies have the right to claim any additional damage which has been caused by violation of the non-solicit or non-compete obligations. A payment of liquidated damages does not release the breaching Party from its obligations. Additionally, if the obligated Party violates the obligation not to compete, the Purchaser and/or the respective Company have the right to forbid the breaching Party to start or continue activities which are in violation of the non-compete obligation and may require the breaching Party to abandon such activity (specific performance, Realexekution).

ARTICLE 8

Management and Structure of the Company

8.1	Budget and Quarterly Hurdles. The Parties have agreed on a 2006 budget as set forth in Schedule 8.1a (“2006 Budget”). Further, certain quarterly hurdles have been defined as set forth in Schedule 8.1b (“Quarterly Hurdles”). The Quarterly Hurdles shall be calculated in accordance with IFRS and the Accounting and Consolidation Principles.

8.2	Purchaser’s obligations. The Purchaser shall not take any steps in relation to the Companies which could reasonably be expected to have a material adverse impact on the ability of the Companies to achieve the goals defined for the earnout payments agreed in art. 2.2.2.

In particular, the Purchaser until December 31, 2006

(a)	Shall not and shall not cause the Companies to transfer any business activities conducted on the Closing Date out of the Companies or otherwise discontinue such business activities;

(b)	Shall not and shall not cause the Companies to change the legal holding structure of the Companies set forth in Schedule 8.2b or the Company’s range of consolidation under IFRS;

(c)	Shall not require the dismissal or change of the roles other than for important reasons of the employees listed in Schedule 8.2c;

(d)	Shall not and shall not require the Companies to discontinue to use the name “SwissQual” as part of their legal company name the trademarks “SwissQual”, “Seven.Five” and “Qualipoc” for their products and services except due to valid reason such as where there is reason to believe that the use of such trademark may give rise to a legal liability or further increases any existing liability. Notwithstanding the foregoing, during such period the branding plan set forth in Schedule 8.2d will be followed.

(e)	Undertakes that any general reduction in headcount and/or costs by the Spirent Group will not apply to the Companies;

(f)	Undertakes that the Company will have access to sufficient financial resources in order to meet working capital and capex requirements as reasonably required under the 2006 Budget and in the ordinary course of the Business;

and, until June 30, 2007

(g)	Will not require a change to the supply chain and the research and development functions of the Companies insofar as it may have a negative impact on the opportunity to achieve an earnout under part 3 of Schedule 2.2.2.(iv) of this Agreement.

For the avoidance of doubt: (i) any action with prior written consent of Seller’s Agent, (ii) any action pursuant to the agreed integration plan attached hereto as Schedule 8.2e or the branding plan attached hereto as Schedule 8.2d, (iii) any actions required by law, as well as (iv) any Corrective Actions taken pursuant to art. 8.4 will not constitute a breach of Purchaser’s undertakings as set out in this art. 8.2. The breach of only one Quarterly Hurdle as defined in Schedule 8.1b shall, however, not allow Purchaser (i) to terminate the employment/consultancy agreements of the Founders and Mr. Rohner or change their roles (other than termination for important reason), and (ii) to reduce the sales force of the Companies as defined in the 2006 Budget (other than termination for important reason).

8.3

Obligations of Sellers. The Sellers undertake that the business will be run: (i) in a commercially prudent manner taking into account the 2006 Budget, and (ii) in a manner that does not materially impact the long term prospects of the business, and (iii) in a manner that is consistent with past practice. Further, the Sellers undertake that in Quarter 4 (as defined in Schedule 8.1b) there will be no discounts provided by the Companies to customers other than in accordance with the Company Discount Policy (attached as Schedule 4.25) without the prior written agreement of the Purchaser. Further, the Sellers undertake that in Quarter 3 (as defined in Schedule 8.1b) there will be no amendment to Companies’ price lists. The undertakings in this art. 8.3 shall not apply to Comarco Wireless Technologies, Inc.; Comarco Wireless Technologies, Inc. shall, however, not actively hinder the undertakings given by the other Sellers in this art. 8.3. Any negative effect on the earnout because of a breach of this art. 8.3 has to be borne by all Sellers proportionally.

8.4

Quarterly Review. Within 10 Business Days after the end of each financial quarter of the year 2006, the financial results for the financial quarter and the year to date (the “Quarterly Financial Results”) will be delivered to the Spirent Group, it being understood that such Quarterly Financial Results shall be prepared in accordance with IFRS, past practice and the Accounting and Consolidation Principles. Spirent Group can rely on these numbers in determining whether the financial hurdles have been achieved. If any of the Quarterly Hurdles is not achieved, Charles W. Simmons, or, if he is no longer the President of Performance Analysis Wireless Positioning, (“PPAWP”), the individual who has assumed this role and Thomas von Arx, will within 5 Business Days after receipt of the respective Quarterly Financial Results by the Spirent Group seek to agree any actions to be taken with respect to the management or funding of the Companies (“Corrective Actions”). For the avoidance of doubt, such Corrective Action could include a decision to review actions to be taken at a future point of time, any such delay not constituting a waiver of Spirent Group’s right to take Corrective Actions or to later require such Corrective Actions. If the PPAWP and Thomas von Arx fail to reach agreement within that time period then, within a further 5 Business Days, PPAWP and the chief executive officer of Spirent plc on the one hand and Thomas von Arx and a Founder nominated by Thomas von Arx on the other hand shall seek to agree on the Corrective Actions. If they fail to agree within that second time period of 5 Business Days, Spirent Group may decide on the Corrective Action to be taken and the Sellers undertake to implement such Corrective Actions to the extent they have the power to do so. Any Corrective Actions determined by the Spirent Group must be (i) reasonable taking into account the nature and extent of the miss against the Quarterly Hurdles, and (ii) to the extent commercially reasonable limit any adverse impact on the ability of the Companies to achieve the goals defined for the earnout payments agreed in art. 2.2.2. If Thomas von Arx is no longer with the Company, Tomas Ahnebrink, Hanspeter Bobst and Pero Juric acting together shall, for the purposes of this paragraph, nominate a person to replace Thomas von Arx.

Notwithstanding any Corrective Actions agreed or implemented, Purchaser or Spirent Group may at any time after a Quarterly Hurdle has been missed, request that further Corrective Actions be taken by the Companies in which case the process outlined above will be repeated.

8.5	Violations of Obligations. Sellers will provide written notification pursuant to art. 11.3 made in good faith of their reasonable belief that the Purchaser has breached its obligations set forth in art. 8.2 within 10 Business Days after the date on which the Sellers believe such a breach has occurred, and to specify the details of the breach. For the avoidance of doubt, should the Sellers fail to provide notice within such period, such breach is deemed to be accepted and may no longer serve as a basis to claim for earnout as set forth below.

In case of a Purchaser breach, then Purchaser may within 30 Business Days of receipt of aforementioned notification remedy the same if it is capable of remedy and if the Purchaser breach is so remedied, Purchaser will have no liability for such Purchaser breach. If and to the extent (i) a Purchaser breach is not capable of remedy or is not remedied and (ii) Sellers can prove the existence of such breach, then Purchaser shall pay to Sellers 50% of any earnout payments described in art. 2.2.2 regardless of whether the conditions for such earnout payments are met or not, provided that the earnout payments used to calculate the amount due will exclude any payments in respect of (i) earnouts that have already been paid, and (ii) earnouts where the relevant deadline has passed before the date the breach occurred. Furthermore, the payment actually made will (i) be reduced to be between zero and 50% if and to the extent Purchaser can prove that the amount that would have been achieved by the Sellers in the absence of such breach would have been less than 50% of the applicable earnout amount, or (ii) be increased to be more than 50% if and to the extent Sellers can prove that the amount that would have been achieved in the absence of such breach would have been more than 50% of the applicable earnout amount. To the extent that any amount is paid by the Purchaser to the Sellers in respect of a particular earnout under this art 8.5, no further or additional amounts will be payable by the Purchaser to the Sellers in respect of such earnouts whether under art. 2.2.2 of this Agreement or otherwise.

8.6	Change of Control. If the Spirent Group sells the Company before June 30, 2007 to a competitor and such sale can reasonably be expected to have a material adverse impact on the Sellers opportunity to achieve an earnout, then to the extent at the time of the sale there still existed a reasonable opportunity for the Sellers to achieve an earnout payment under art. 2.2.2, such achievable earnout payment shall be made by the Purchaser upon completion of such change of control regardless of whether the conditions for such payments are met or not.

ARTICLE 9

Further undertakings after Closing Date

9.1	Replacement of Directors. The Purchaser will immediately after the Closing elect directors and auditors for the Company and undertakes to use best efforts that extraordinary shareholders’ meetings will be held in order to, apart from any other resolution that may be taken at this occasion, replace the current directors and auditors of the Subsidiaries within 30 Business Days from the Closing Date.

9.2	Tax Rulings and Audits. Purchaser undertakes to cause the Companies to use best commercially reasonable efforts to (i) continue with the process of obtaining a transfer price tax ruling from the respective Italian tax authorities, and (ii) seek a VAT tax audit for any period until the Closing Date, both to the satisfaction of the Purchaser, and Sellers undertake to fully cooperate and support these efforts, it being understood that art. 5.7 shall apply.

ARTICLE 10

Taxes

Any Taxes or other charges which become due in connection with the transfer of the Shares by Sellers to Purchaser under this Agreement shall be at the charge of Sellers. If Swiss stamp taxes are levied on the Purchase Price because Purchaser uses the services of a Swiss securities dealer such stamp taxes, however, shall be borne by Purchaser.

Sellers, furthermore, shall be liable for any income taxes assessed on the capital gain they realize in the sale of the Shares. However, until the fifth anniversary of the Closing Date, Purchaser shall not engage in any of the following transactions, unless written consent is given by Sellers:

-	payment of any dividends on the basis of earnings accrued before December 31, 2005;

-	a formal liquidation of the Company in the sense of Art. 739 ff. CO;

-	merger of the Company into another company;

-	any other action by which the Company transfers retained earnings that exist at the Closing Date to the Purchaser.

Sellers shall not withhold their consent to any of the above transactions if Purchaser can prove with a private ruling of the cantonal tax authorities of the cantons in which Sellers are domiciled (for income taxes) and of the federal tax authorities (for income and withholding taxes) that the planned transaction will not result in a qualification of the gain realized by Sellers in the sale of the Shares as being taxable income. Sellers shall fully cooperate with Purchaser in order to obtain such ruling.

For the avoidance of doubt, Purchaser shall be entitled to make payments or to grant loans from profits of the Companies made after the Closing Date irrespective of the above restrictions. Furthermore, neither the payment of the Dividend nor the payment of the purchase price for the repurchase of the options from the Option Holders is considered to be a breach of this art. 10.

ARTICLE 11

Miscellaneous

11.1	No Joint Liability. Sellers have no joint liability among each other for their obligations and liabilities under this Agreement and, for the avoidance of doubt, do not form a partnership (einfache Gesellschaft); with respect to such liabilities and obligation each Seller is only liable for the amount set forth in Schedule A opposite to his name and the Purchaser agrees that with respect to all liabilities and obligations of Sellers under this Agreement, it will not attempt to collect or recover from any individual Seller any amount in excess of the percentage amount set forth for such Seller on Schedule A opposite his name. As far as the Parties mentioned in art. 7 of this Agreement violate their obligations under such provision, these Parties are liable for their individual violations and the damage caused by such violations while the other Parties have no liabilities for such violation. As far as a Seller other than Comarco Wireless Technologies, Inc. breaches a warranty or representation under art. 4.4 paragraphs 1, 2, 4 and 5 of this Agreement, Comarco Wireless Technologies, Inc. shall not be liable for such breach of such warranty or representation under art. 4.4 paragraphs 1, 2, 4 and 5 of this Agreement. For the avoidance of doubt, with respect to the funds at any time in the Escrow Account Retention, Purchaser shall have the right to claim payment out of this Escrow Account Retention of the total amount awarded by one or more court decisions (respectively a partial amount equal to the funds in the Escrow Account Retention) irrespective of whether such court decisions are binding all the Sellers or only one or several Sellers, meaning that there will be no proportionality within this Escrow Account Retention, but several (limited to the percentage amount specified for each Seller on Schedule A opposite his name) and not joint liability for any awarded amounts exceeding the funds in the Escrow Account Retention.

As a rule governing the internal relationship amongst the Sellers only, the following shall apply: If a judgment is rendered against one or several Sellers and if as a consequence thereof the Purchaser has collected part of the amount in the Escrow Account “Retention-general”, the Escrow Account “Retention-Transfer Price/Tax Italy” and/or the Escrow

Account “Retention-VAT”, Sellers who—if Purchaser had sued them on the same basis—would also have been liable for such damage, cannot claim that the Sellers against whom judgment has been rendered shall compensate them for the reduction of the escrow concerned, but must bear such reduction in proportion to their participation in Purchase Price. The Founders shall fully under joint and several liability among the Founders indemnify and hold harmless Comarco Wireless Technologies, Inc. (including reasonable legal fees) for any claims by the Purchaser or the Companies against Comarco Wireless Technologies, Inc. under (a) art. 6 (i), and (b) for a breach of the representations and warranties set forth in art. 4.12 as far as the claims under (a) and (b) arise because Ascom has raised claims against the Companies or the Purchaser, it being understood that art. 12.1. (Governing Law) and art. 12.2 (Jurisdiction) of this Agreement shall apply to this indemnity of the Founders.

Each Seller may raise such Seller’s claims (i.e., the percentage of Sellers’ total claims as set forth in Schedule A opposite to such Seller’s name) under this Agreement against Purchaser independently from the other Sellers.

11.2	Costs. Each Party bears the fees of its counsel and advisors. No costs related to the transactions contemplated hereunder and the preparation of any such transaction have been or will be paid by the Companies.

11.3	Notice. Any notice, request, instruction or other document deemed by either Party to be necessary or desirable to be given to the other Party, shall be in writing and shall be telefaxed or mailed by registered mail addressed as follows:

If to Purchaser:
Paul Eardley, General Counsel	Copy:	Charles Simmons (President)
Spirent House, Fleming Way,		Spirent Communications Inc.
Crawley, West Sussex, RH10 9QL		541 Industrial Way West
England		Eatontown, New Jersey 07724
United States
	And:	Prof. Dr. Rolf Watter
Bär & Karrer
Brandschenkestrasse 90
CH-8027 Zurich

If to Sellers:	Copy:	Dr. Urs Schenker
Thomas von Arx		Baker & McKenzie Zurich
Vrenihus Hasli 4		Zollikerstrasse 225
CH-6262 Langnau		P.O. Box
CH-8034 Zurich

Each Party may at any time change its address by giving notice to the other Party in the manner described above.

11.4	No Waiver. The failure of any of the Parties to enforce a provision of this Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provision or right or in any way to affect the validity of this Agreement. The waiver of any claim for breach of this Agreement by a Party hereto shall not operate as a waiver of any claim pertaining to another, prior or subsequent breach.

11.5	Entire Agreement. This Agreement including any agreements referred to herein and the Schedules hereto and thereto embodies the entire agreement between the Parties with respect to the transactions contemplated herein and there have been and are no agreements or warranties between the Parties other than those set forth or provided for herein. This Agreement may be amended only in writing through a document signed by all the Parties hereto.

The Sellers herewith terminate, with effect as of Closing Date, any shareholders’ agreement with respect to the Shares.

11.6	Assignment. Sellers shall not be entitled to assign in whole or in part or delegate all or any part of their rights, interests or obligations under or in connection with this Agreement except with the prior written consent of the Purchaser. Sellers herewith agree to any assignment in whole or in part or delegation of all or any of part of its rights, interest or obligations under or in connection with this Agreement by the Purchaser to any member of the Spirent Group as will exist at the relevant point of time.

11.7	Binding on Successors. All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and assigns.

11.8	Announcements. Sellers’ Agent, Comarco Wireless Technologies, Inc. and Purchaser shall consult before issuing press releases or otherwise making any public statements or any statements to the Companies’ employees with respect to this Agreement and shall not issue any such press release or statement without the prior approval of the other Party which shall not be unreasonably withheld or delayed. The Spirent Group and Comarco Wireless Technologies, Inc. and Comarco, Inc. may make any such announcements as required by law or regulations.

11.9	Guarantee of Spirent plc. Spirent plc will on a separate deed guarantee the payment of the Purchase Price but has no other duty or liability under this Agreement.

ARTICLE 12

Governing Law and Jurisdiction

12.1	Governing Law. This Agreement shall be subject to and governed by Swiss Law to the exclusion of conflict of law rules.

12.2	Jurisdiction. The Commercial Court of the Canton of Zurich shall have exclusive jurisdiction on any disputes arising out of or in connection with this Agreement.

IN WITNESS WHEREOF, the Parties thereto have executed this agreement as of the date and year first above written.

Sellers 1 and 6-17:	ComarcoWireless Technologies, Inc.

/s/ Thomas von Arx	/s/ Tom Franza
represented by T. von Arx	representedby T. Franza

/s/ Pero Juric
represented by P Juric

Seller 2:	Seller3:

/s/ Thomas von Arx	/s/ Tomas Ahnebrink

Seller 4:	Seller5:

/s/ Hanspeter Bobst	/s/ Pero Juric

Spirent Holdings Ltd.	Spirentplc

/s/ Charles W. Simmons	/s/ Charles W. Simmons
Charles Simmons	Charles Simmons

/s/ Angus Iveson	/s/ Angus Iveson
Angus Iveson	Angus Iveson

List of Schedules

Schedules 0.1	Powers of Attorney and board resolutions
Schedules A	List of Sellers and their respective Share ownership, their portion in the Purchase Price and their amount of liability
Schedule 1.1	Accounting and Consolidation Principles
Schedule 1.2	Escrow Agreement
Schedule 1.3	List of Subsidiaries
Schedule 2.2.2 (i)	Earn-out regarding project CAMPING
Schedule 2.2.2 (ii)	Earn-out regarding project DARAS
Schedule 2.2.2 (iii)	Earn-out regarding revenues of the Seven.Five and Qualipoc product lines
Schedule 2.2.2 (iv)	Earn-out regarding project ELEKTRA
Schedule 2.2.2 b	Calculation of Percentage of Earn-Out Payment to Option Holders
Schedule 3.3e	Names of directors of the Company who will resign
Schedule 3.3f	Names of the directors of the Subsidiaries who will resign
Schedule 3.3g	Form of non-solicit undertakings Pero Juric and Hanspeter Bobst
Schedule 3.3h	Form of non-solicit undertaking and declaration Kurt Rohner
Schedule 3.3i	Form of consulting agreements of TvA Consulting AG and Thomas von Arx, ATECO GmbH and Tomas Ahnebrink and form of termination agreements of any consulting and/or indemnification agreements
Schedule 3.3j	Form of Tax declarations
Schedule 3.3k	Form of IP declaration
Schedule 3.3m	Form of Amendments to agreements with Option Holders
Schedule 3.3o	Step by step plan
Schedule 3.3p	Form of guarantee of Spirent plc
Schedule 4.1a	Copy of the articles of incorporation of the Companies
Schedule 4.1b	List of the directors and officers of the Companies
Schedule 4.2	Share capitals of the Companies
Schedule 4.4	List of shares of the Subsidiaries
Schedule 4.5a	Audited consolidated financial statements of the Company as of December 31, 2004
Schedule 4.5b	Audited consolidated financial statements of the Company as of December 31, 2005
Schedule 4.5c	Audited statutory financial statement of the Company as of December 31, 2005
Schedule 4.5d	Contract between SwissQual AG and Elektrobit AG dated December 19, 2005
Schedule 4.6	Absence of Adverse Changes, Disclosure against 4.6
Schedule 4.8	Litigations as of the Closing Date
Schedule 4.10a	Material agreements containing a change of control clause
Schedule 4.10b	List of onerous contracts under IFRS
Schedule 4.10c	Material contracts
Schedule 4.11	List of agreements with related parties
Schedule 4.12a	List of all Intellectual Property Rights

Schedule 4.12b	List of third parties having any rights to Intellectual Property Rights of the Companies with a description of the kind of Intellectual Property Rights they have
Schedule 4.12c	All third party Intellectual Property Rights licensed to the Companies
Schedule 4.13	List of all lease agreements
Schedule 4.14	List of all assets leased, rented or licensed by the Companies
Schedule 4.15a	List of all the companies’ employees and consultants stating their salaries and notice period and any severance payments contractually agreed with them
Schedule 4.15b	List of employees or consultants of the Companies having any claims for overtime work exceeding CHF 5’000 or any claim for holidays exceeding 4 weeks
Schedule 4.15c	List of all benefit or bonus plans
Schedule 4.15d	Benefit plans and promises regarding any additional benefit plans and bonuses for the period after Closing Date
Schedule 4.15e	Form(s) of employment contracts
Schedule 4.15f	List of employees having a termination period of 6 months or more from the second year of service and a valid non-compete undertaking of 1 year minimum
Schedule 4.16	List of all insurance policies
Schedule 4.19	Product liability claims
Schedule 4.20a	The actuarial report on provisions for pensions and social security payments, in line with IAS 19 as per December 31, 2005
Schedule 4.20b	List of pension related agreements and other constituting documents
Schedule 4.24	List of outstanding guarantee, indemnity (Schadloshaltungsverpflichtung), suretyship or letters of comfort in excess of CHF 10’000
Schedule 4.25	Discount policy
Schedule 5.5a	Description of transfer pricing issue Italy
Schedule 5.5b	Description of VAT issue
Schedule 6.1	List of Taxes (including social contributions) to be paid because of the repurchase of options
Schedule 8.1a	2006 Budget
Schedule 8.1b	Quarterly Hurdles
Schedule 8.2b	Legal holding structure
Schedule 8.2c	List of employees
Schedule 8.2d	Branding plan
Schedule 8.2e	Integration plan

Registrant shall furnish supplementally to the Securities and Exchange Commission (the “Commission”) any omitted schedule upon the request of the Commission.